Filed pursuant to Rule 433
Issuer Free Writing Prospectus, dated May 12, 2020
Supplementing the Preliminary Prospectus Supplement, dated May 12, 2020
Registration No. 333-221391

$600,000,000

Springleaf Finance Corporation

8.875% Senior Notes due 2025

This pricing supplement (this “Pricing Supplement”) is qualified in its entirety by reference to the preliminary prospectus supplement dated May 12, 2020 (the “Preliminary Prospectus Supplement”).

The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used but not defined herein shall have the meanings assigned to them in the Preliminary Prospectus Supplement.

Change in Size of Offering

The total offering size has been increased from $400 million to $600 million, which represents an increase of $200 million from the amount reflected in the Preliminary Prospectus Supplement. See “Changes to the Preliminary Prospectus Supplement” below.

$600,000,000 8.875% Senior Notes due 2025

Issuer:	Springleaf Finance Corporation (the “Issuer”)

Aggregate Principal Amount:	$600,000,000

Title of Securities:	8.875% Senior Notes due 2025 (the “Notes”)

Maturity Date:	June 1, 2025

Offering Price:	100.000%, plus accrued interest from May 14, 2020

Coupon:	8.875%

Yield:	8.872%

Spread:	851 basis points

Benchmark Treasury:	2.875% UST due May 31, 2025

Gross Proceeds to Issuer:	$600,000,000

Net Proceeds to Issuer After Gross Spread:	$592,500,000

Gross Spread:	1.250%

Distribution:	SEC Registered

CUSIP and ISIN Numbers:	CUSIP: 85172F AS8 ISIN: US85172FAS83

Denominations:	$2,000 and integral multiples of $1,000

Interest Payment Dates:	June 1 and December 1

First Interest Payment Date:	December 1, 2020

Record Dates:	May 15 and November 15

Optional Redemption:
Except as set forth in the next two succeeding paragraphs, the Notes are not subject to redemption prior to the Stated Maturity, and there is no sinking fund for the Notes.
On and after June 1, 2022, the Issuer may redeem, at its option, all or, from time to time, part of the Notes, upon not less than 30 nor more than 60 days’ prior notice (with a copy to the Trustee), at the applicable redemption price set forth below (expressed as a percentage of the principal amount of Notes to be redeemed), plus accrued and unpaid interest on the Notes, if any, to, but excluding, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period beginning on June 1 of each of the years indicated below:

	Year	Percentage
	2022	104.438%
	2023	102.219%
	2024	100.000%

In addition, prior to June 1, 2022, the Issuer may redeem, at its option, all or, from time to time, part of the Notes, upon not less than 30 nor more than 60 days’ prior notice (with a copy to the Trustee) at a redemption price equal to the sum of (i) 100% of the principal amount thereof, plus (ii) the Applicable Premium as of the date of redemption, plus (iii) accrued and unpaid interest on the Notes, if any, to, but excluding, the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

“Applicable Premium” means, with respect to any Note on any date of redemption, the greater of (a) 1.0% of the principal amount of the Note; and (b) the excess, if any, as determined by the Issuer, of (1) the present value at such redemption date of (x) the redemption price of the Note at June 1, 2022 (such redemption price being set forth in the table above), plus (y) all required interest payments due on the Note through June 1, 2022 (excluding accrued but unpaid interest to the date of redemption), discounted to the date of redemption on a semi-annual basis using a discount rate equal to the Treasury Rate as of such date of redemption plus 50 basis points; over (2) the principal amount of the Note.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to June 1, 2022; provided, however, that if the period from the redemption date to  June 1, 2022 of such Notes is less than one year, the weekly average yield on actively traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Joint Book-Running Managers:
Barclays Capital Inc.
Citigroup Global Markets Inc.
BNP Paribas Securities Corp.
Goldman Sachs & Co. LLC
Mizuho Securities USA LLC
RBC Capital Markets, LLC
SG Americas Securities, LLC
Citizens Capital Markets, Inc.
Deutsche Bank Securities Inc.
Morgan Stanley & Co. LLC
NatWest Markets Securities Inc.
Regions Securities LLC

Co-Managers:	Natixis Securities Americas LLC Academy Securities, Inc. R. Seelaus & Co., LLC Siebert Williams Shank & Co., LLC

Trade Date:	May 12, 2020

Settlement Date:	May 14, 2020 (T+2).

Ratings[1]:	Ba3 (Moody’s) / BB- (S&P) / BB+ (Kroll)

Changes to the Preliminary Prospectus Supplement

1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

Offering Size and Use of Proceeds:
The total offering size has been increased from $400 million to $600 million, which represents an increase of $200 million from the amount reflected in the Preliminary Prospectus Supplement. The Issuer intends to use the net proceeds from this offering for general corporate purposes, which may include paydowns of revolving indebtedness.

Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

The Issuer has filed a registration statement (including a prospectus and related Preliminary Prospectus Supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Capital Inc. at (888) 603-5847 or barclaysprospectus@broadridge.com.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus.  The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent it is inconsistent with the information in such Preliminary Prospectus Supplement or the accompanying prospectus.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.